Exhibit 9.1

AMENDED AND RESTATED

VOTING TRUST AGREEMENT

THIS VOTING TRUST AGREEMENT (“Agreement”) entered into and effective this 20th day of September, 2005, is made by and between Lorna Jensen, a shareholder of Basin Water, Inc., a California Corporation (the “Shareholder”), and Peter L. Jensen (the “Trustee”) (Shareholder and Trustee sometimes hereinafter are referred to collectively as the “Parties”), with respect to the following facts:

RECITALS

A. The Shareholder is the owner of one million three hundred twenty thousand (1,320,000) shares (the “Shares”) of common stock in Basin Water, Inc. (the “Company”), out of ten million three hundred ninety-two thousand seven hundred ninety-five and 38/100 (10,392,795.38) shares of common stock issued and outstanding.

B. The Shareholder now desires to enter into this Agreement to transfer the Shareholder’s voting power to provide for the efficient management of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and conditions hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

OPERATIVE PROVISIONS

1. Exchange of Shares for Voting Trust Certificates. Simultaneously with the execution of this Agreement, the Shareholder shall deliver to the Trustee a properly endorsed certificate for the number of Shares of the Company common stock as specified herein. The Trustee shall hold the Shares transferred to him in trust, subject to the terms of this Agreement. The Shareholder shall have no right to withdraw the Shares prior to the termination of this Agreement as hereinafter provided.

The Trustee shall cause the Shares to be transferred to him on the Company’s books and records, provided that such books and records shall reflect that the shares are held as Trustee, subject to this Agreement. The Trustee shall thereupon issue and deliver to the Shareholder a Voting Trust Certificate (the “Certificate”), substantially in the form of Exhibit “A” attached to this Agreement, for the Shares so transferred, subject to satisfying any applicable qualification requirements under the California Corporate Securities Law. Upon issuance of the Certificate, Voting Trust Certificate No. 1, for 875,000 shares, shall be deemed null and void, and of no force or effect, and a notation to that effect shall be made thereon.

2. Trustee’s Powers, Duties and Compensation. There shall be one (1) trustee under this Agreement. The Trustee also may serve the Company as an officer or director, or in any other capacity. With respect to the Shares, the Trustee shall have all of the rights, privileges and powers of a shareholder in the Company, subject to the limitations set forth below:

A. Voting Rights. During the existence of the trust, the Trustee shall have the sole and exclusive right to vote the Shares transferred to him. He may exercise such right in person or by proxy at all shareholder meetings and in all proceedings in which the vote or consent of shareholders is or may be required by the articles of incorporation or by the bylaws of the Company, or as a matter of law. In voting the Shares in connection with any and all matters, the Trustee shall be free of any kind of control by the Shareholder and shall exercise his voting power as set forth herein, notwithstanding any countervailing interests of the Shareholder, and such action by the Trustee shall not be considered malfeasance, nor in breach of any obligation which the Trustee might otherwise have to the Shareholder.

B. Notices. Dividends, Distributions and Stock Splits. The Trustee shall forward to the Shareholder copies of all notices, reports, statements and other communications received from the Company. The Trustee shall distribute promptly upon receipt, all dividends and other payments or distributions received from the Company, to the Shareholder, If any dividends consist of additional shares having voting rights, the Trustee shall hold these additional “dividend” shares in trust subject to the terms of this Agreement, and shall issue a new Certificate representing the additional shares to the Shareholder, subject to qualification, if required, under the California Corporate Securities Law. The Trustee shall immediately inform the Shareholder of any stock splits or reverse stock splits, and, as soon as practicable, the Trustee will prepare and deliver to the Shareholder a new Certificate representing the Shares, as adjusted as a result of such stock splits or reverse stock splits.

C. No Right to Sell or Borrow Against the Shares. The Trustee shall have no authority to sell, pledge, hypothecate, encumber, borrow against or otherwise dispose of the Shares transferred to him under this Agreement, or received from the Company by way of a stock split or stock dividend.

D. Restriction on Shareholder’s Right to Sell the Shares; Right of First Refusal. The Shareholder may not sell her beneficial interest in the Shares for a period of three (3) years, commencing on the date of this Agreement (the “Restricted Period”), unless the Trustee otherwise consents, in writing.

Commencing with the date the Restricted Period expires and continuing for a period of three (3) years thereafter, if the Shareholder desires to sell or pledge her beneficial interest in some or all of the Shares, she shall first give the Trustee notice in writing of such desire, and the Trustee shall have the right to purchase such beneficial interest at the price at which Shareholder desires to sell or pledge her Shares. If the Trustee does not exercise such option to purchase the Shareholder’s interest, and only in that event, the Shareholder shall have the right to sell the same to such person at such price as she sees fit, provided the Restricted Period has expired, and the sales price is not lower than the price previously offered to the Trustee.

The first sentence of this paragraph shall not apply, and the Shareholder shall be free to sell her Shares, if, during the Restricted Period, the Trustee dies, resigns, becomes incapacitated or is otherwise unable to act. The second and third sentences of this paragraph shall survive the expiration of the term of this Agreement.

E. Compensation of the Trustee. The Trustee shall receive no compensation for his services under this Agreement except reimbursement for expenses reasonably and necessarily incurred in performing his duties hereunder. However, this paragraph shall not affect the right of the Trustee to compensation from the Company for services performed on its behalf in some other capacity, as officer, director, employee or otherwise.

F. Liability of Trustee. The Trustee shall not be liable for any error of judgment or mistake of fact or law, or for any other action or omission under this Agreement, except for the Trustee’s own willful misconduct or gross negligence. The Trustee may consult with legal counsel, and any action or omission undertaken by him in good faith in accordance with the opinion of legal counsel shall be binding and conclusive on the Parties to this Agreement.

G. Replacement of Trustee. The Trustee may not be removed from office during the Restricted Period. Following the expiration of the Restricted Period, if the term of this Agreement is extended as set forth below in paragraph 4, the Trustee may be removed from office upon request of the Shareholder, at any time. In case of death of the Trustee, resignation, or inability to act, the Shareholder shall determine and appoint a successor.

3. Termination. Unless extended as provided below in paragraph 4, this Agreement shall terminate automatically in (a) three (3) years after its effective date, or (b) earlier by written agreement executed by the Shareholder and the Trustee, or (c) if the Trustee acquires a beneficial interest in some or all of the Shares as set forth above in paragraph 2D, as to those Shares acquired, as and when such beneficial interest is acquired. Except as set forth in this paragraph 3, the Parties expressly agree that the trust created by this Agreement shall be irrevocable.

As soon as practicable after termination, the Trustee shall deliver to the Shareholder one (or more) share certificates (the “Share Certificates”) representing the number of shares owned by the Shareholder, properly endorsed for transfer, and the Shareholder shall surrender to the Trustee her Certificate, properly endorsed. Any expenses incurred in connection with the said transfers shall be paid or reimbursed to the Trustee by the Shareholder. If the Shareholder refuses to surrender her Certificate, or it cannot be located, the Trustee will deliver the Share Certificates due to the Shareholder to the Secretary of the Company, for the benefit of the Shareholder, and upon doing so shall be fully discharged with respect to those Share Certificates.

4. Extension. The term of this Agreement as stated in the preceding paragraph may be extended for an additional term of up to ten (10) years upon written agreement entered into by the Shareholder and the Trustee within two (2) years before the expiration of the original term. Successive extensions of this Agreement may be effected in the same manner.

5. Filing, Inspection Rights. A duplicate copy of this Agreement and any extensions of this Agreement as provided in the preceding paragraph shall be filed with the Secretary of the Company and shall be open for inspection on the same conditions as the Company’s record of shareholders.

6. Ownership of Shares Remains With Shareholder. This Agreement does not confer any benefits of ownership of the Shares, other than the voting rights described in paragraph 2A above, upon the Trustee.

7. Supersedes 2002 Agreement; Amendment and Restatement. This Agreement supersedes that certain Voting Trust Agreement dated January 8, 2002. This Agreement amends and restates that certain Voting Trust Agreement dated August 3, 2005.

8. Agreement for Transfer of Stock. This Agreement is made in connection with, and subject to all of the terms and conditions of, that certain Agreement for Transfer of Stock, of even date herewith, entered into by and between the Shareholder and the Trustee.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date hereinabove set forth.

“Shareholder”

/s/ Lorna Jensen
Lorna Jensen

“Trustee”

/s/ Peter L. Jensen
Peter L. Jensen

Witnessed:

/s/ Keith R. Solar
KEITH R. SOLAR
(Print Name)

Dated: September 20, 2005

EXHIBIT “A”

VOTING TRUST CERTIFICATE NO. 2

1,320,000 Shares, out of 10,392,795.38 Shares of Common Stock Issued and

Outstanding

This certifies that the Trustee has received from Lorna Jensen (the “Shareholder”), Share Certificates representing one million, three hundred twenty thousand (1,320,000) shares (the “Shares”) of common stock of Basin Water, Inc., a California corporation (the “Company”). This further certifies that the Trustee holds such Share Certificates as a Trustee subject to the terms and conditions of that certain Amended and Restated Voting Trust Agreement (the “Agreement”), dated September 20, 2005, entered into by and between the Shareholder, and the Trustee. A copy of the Agreement is on file with the Secretary of the Company.

During the term of the Agreement, and subject to its terms and conditions, the Shareholder or any transferee acquiring the Shares from the Shareholder shall be entitled to all dividends and distributions and all other benefits attributable to the share certificates transferred.

This Voting Trust Certificate (the “Certificate”) is transferable by the Shareholder. A new Certificate shall be issued to any transferee only if the Shareholder sells the Shares, and when this Certificate, properly endorsed by the Shareholder, is surrendered to the Trustee.

Upon termination of the Agreement, and subject to its terms and conditions, the Trustee will deliver to the Shareholder or any transferee of this Certificate acquiring the Shares from the Shareholder, Share Certificates representing the number of Shares designated herein, as adjusted as a result of any stock splits or reverse stock splits, on surrender to the Trustee of this Certificate, properly endorsed by the holder.

“Trustee”	Accepted by Shareholder:

Peter L. Jensen	Lorna Jensen
Dated: September , 2005	Dated: September , 2005

Witnessed:

(Print Name) Dated: September , 2005

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VOTING TRUST CERTIFICATE NO. 2

1,320,000 Shares, out of 10,392,795.38 Shares of Common Stock Issued and

Outstanding

This certifies that the Trustee has received from Lorna Jensen (the “Shareholder”), Share Certificates representing one million, three hundred twenty thousand (1,320,000) shares (the “Shares”) of common stock of Basin Water, Inc., a California corporation (the “Company”). This further certifies that the Trustee holds such Share Certificates as a Trustee subject to the terms and conditions of that certain Amended and Restated Voting Trust Agreement (the “Agreement”), dated September 20, 2005, entered into by and between the Shareholder, and the Trustee. A copy of the Agreement is on file with the Secretary of the Company.

During the term of the Agreement, and subject to its terms and conditions, the Shareholder or any transferee acquiring the Shares from the Shareholder shall be entitled to all dividends and distributions and all other benefits attributable to the share certificates transferred.

This Voting Trust Certificate (the “Certificate”) is transferable by the Shareholder. A new Certificate shall be issued to any transferee only if the Shareholder sells the Shares, and when this Certificate, properly endorsed by the Shareholder, is surrendered to the Trustee.

Upon termination of the Agreement, and subject to its terms and conditions, the Trustee will deliver to the Shareholder or any transferee of this Certificate acquiring the Shares from the Shareholder, Share Certificates representing the number of Shares designated herein, as adjusted as a result of any stock splits or reverse stock splits, on surrender to the Trustee of this Certificate, properly endorsed by the holder.

“Trustee”	Accepted by Shareholder:

/s/ Peter L. Jensen	/s/ Lorna Jensen
Peter L. Jensen	Lorna Jensen
Dated: September 20, 2005	Dated: September 20, 2005

Witnessed:

/s/ Keith R. Solar
KEITH R. SOLAR
(Print Name) Dated: September 20, 2005

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